UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-38621

CUSIP NUMBER
69320M109

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended:

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PCB Bancorp
Full Name of Registrant

N/A
Former Name if Applicable

3701 Wilshire Boulevard, Suite 900
Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90010
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PCB Bancorp (the “Registrant”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the three months ended March 31, 2025 by the prescribed due date because it requires additional time to determine the value of a recently executed Securities Purchase Option Agreement (the “Option Agreement”) with respect to its Series C Preferred Stock issued to the U.S. Treasury under the Emergency Capital Investment Program. In the Option Agreement, the U.S. Treasury grants the Registrant the right repurchase the Series C Preferred Stock during the first 15 years following its issuance. The purchase price of the Preferred Stock under the Option Agreement is based on a formula and could represent a discount from its liquidation amount if the Registrant meets the criteria set forth in the Option Agreement. The Registrant expects to file its Quarterly Report on or before the five calendar days after the due date.

The Registrant previously issued an earnings release reporting its unaudited results of operations and financial condition as of and for the quarter ended March 31, 2025 (the “Earnings Release”), which was furnished with its Form 8-K filed on April 24, 2025. As of May 13, 2025, the Registrant expects the financial statements to be included in its Form 10-Q for such period will be consistent in all material respects with the financial data presented in the Earnings Release except for the recognition of the valuation of Option Agreement on the Consolidated Balance Sheet (Unaudited) as of March 31, 2025.

PART IV — OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Timothy Chang	213	210-2020
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒ Yes    ☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported in the Earnings Release, the Registrant expects the earnings statements in the Form 10-Q to reflect that the net income available to common shareholders for the three months ended March 31, 2025 was $7.7 million, or $0.53 per diluted common share, compared to $4.7 million, or $0.33 per diluted common share, for the three months ended March 31, 2024.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties, including statements regarding the Registrant’s expected date of filing its Form 10-Q and its expectations regarding its financial results. Forward looking statements are based on current expectations, but are subject to risks and uncertainties that could cause actual results to differ materially from those indicated, including but not limited to risks and uncertainties related to the completion of matters necessary to permit the filing of the Form 10-Q, in particular the valuation of and determination of the accounting treatment with respect to Option Agreement. Actual results could differ materially from those suggested by such forward-looking statements.

PCB Bancorp
(Name of Registrant as Specified In Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 13, 2025	By:	/s/ Timothy Chang
Timothy Chang
Executive Vice President and Chief Financial Officer